

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2019

James Major, Jr.
Chief Financial Officer
BMC STOCK HOLDINGS, INC.
8020 Arco Corporate Drive, Suite 400
Raleigh, NC 27617

      Re: BMC STOCK HOLDINGS, INC.
          Form 10-K for the fiscal year ended December 31, 2018
          Filed on February 28, 2019
          File No. 1-36050

Dear Mr. Major:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing and
          Construction